File No. 812-

UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Application for an Order under Section 6(c) of the Investment Company Act of
1940 (the “Act”) for an exemption from Sections 2(a)(32), 4(2), 14(a), 22(d) and
26(a)(2)(C) of the Act and Rules 14a-3 and 22c-1 under the Act

In the Matter of

LIFETIME INCOME TRUST
AUDEX LLC

Please send all communications and orders to:

Thomas Haines
18700 Hayden Road

Suite 310

Scottsdale, AZ 85255

(480) 596-4626

With copies to:

Richard Choi

W. Thomas Conner

1025 Thomas Jefferson Street, NW

Washington, DC 20007-5208

(202) 965-8100

Page 1 of 28 sequentially numbered pages (including exhibits).

As filed with the U.S. Securities and Exchange Commission on October 21, 2024

TABLE OF CONTENTS

I.	INTRODUCTION		1

	A.	Summary of Application	1

	B.	Comparability of Relief Sought to Prior Relief Granted by the Commission	3

II.	BACKGROUND		4

	A.	General	4

	B.	The Sponsor	5

	C.	The Distributor	5

	D.	Lifetime Income Trust	5

	E.	Capital Structure and Voting Rights; Book-Entry	6

	F.	Investment Objective and Policies	7

	G.	Creation and Redemption of Lifetime Income ETF Shares	7

	H.	Valuation of Shares of the Lifetime Income ETF	7

	I.	Registration and Offering of Lifetime Income ETF Shares	8

	J.	Exchange Listing	8

	K.	Sales of Shares	9

	(a)	General	9

	(b)	Purchase and Redemption of Creation Units	9

	(c)	Transaction Fees	9

	(d)	Purchase of Creation Units; General	10

	(e)	Placement and Acceptance of Creation Unit Purchase Orders	10

	(f)	Rejection of Creation Unit Purchase Orders	10

	L.	Pricing	11

	M.	Redemption of Shares	11

i

	N.	Shareholder Transaction and Distribution Expenses	12

	O.	Availability of Information Regarding Shares	12

	P.	Public Representations	13

	Q.	Procedure by Which Shares Will Reach Investors; Disclosure Documents	14

III.	THE PROGRAM		14

	A.	Sale of Shares in Creation Units	14

	B.	Redemption of Shares in Creation Units	15

	C.	Activating Lifetime Income	15

	D.	Income Reference Units (IRUs)	15

	E.	Payment Process for Monthly Income Payments	16

	F.	RILA Contracts	17

	G.	Fees, Expenses and Adjustments	17

IV.	EXEMPTIVE RELIEF REQUESTED		18

V.	LEGAL ANALYSIS		19

	A.	Exemption from the Provisions of Sections 4(2) and 2(a)(32)	19

	B.	Exemption from the Provisions of Section 22(d) and Rule 22c-1	20

	C.	Exemption from the Provisions of Section 26(a)(2)(C)	22

	D.	Exemption from the Provisions of Section 14(a) and Rule 14a-3	22

VI.	CONDITIONS		23

VII.	NAMES AND ADDRESSES		24

ii

I.                   INTRODUCTION

A.                 Summary of Application

In this application (“Application”), Lifetime Income Trust (the “Initial Trust”), on behalf of itself and its three series (each series, a “Sub-Trust”), and Audex LLC (the “Initial Sponsor,” and together with the Initial Trust, the “Applicants”) apply for and request from the U.S. Securities and Exchange Commission (the “Commission”) an order (the “Order”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 4(2), 14(a), 22(d) and 26(a)(2)(C) of the Act and Rules 14a-3 and 22c-1 thereunder.

The Order, if granted, would permit:

(a)               the Lifetime Income ETF, one of the three Sub-Trusts of the Trust (the “Lifetime Income ETF” or “Fund”), to issue shares (“Shares”) redeemable in large aggregations only (“Creation Units”) (e.g., at least 10,000 Shares);

(b)               secondary market transactions in Shares to be effected at negotiated market prices rather than at net asset value (“NAV”) on a national securities exchange as defined in Section 2(a)(26) of the Act (“Exchange”), such as NYSE Arca, BATS Exchange, Inc. and the Nasdaq Stock Market LLC;

(c)               Sub-Trust 2 of the Trust to issue Income Reference Units (“IRUs”) that are redeemable only in connection with the payment of certain monthly income payments;

(d)               the payment by the Trust of certain fees, charges and deductions; and

(e)               the Trust to invest in registered index-linked annuity contracts (“RILAs”) that are not “eligible trust securities” as defined in Rule 14a-3(b) under the Act.

Applicants believe that the requested exemptions for the proposed transactions are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants request that the Order apply not only to the Initial Trust but also to any unit investment trusts offering exchange-traded shares that may be created in the future that operate as the Trust (“Future Trusts”). Any Future Trust will (a) be sponsored by the Initial Sponsor or any entity controlling, controlled by, or under common control with the Initial Sponsor (the Initial Sponsor and each such other entity and any successor1 thereto shall be included in the term “Sponsor”), and (b) that comply with the terms and conditions of the Application. The Initial Trust and Future Trusts together are referred to hereinafter as the “Trust.”

[1]	For purposes of the requested Order, a “successor” is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

Applicants acknowledge that certain prior exchange-traded funds (each, an “ETF”) that, like the Trust, are organized as unit investment trusts as that term is defined in Section 4(2) of the Act (each, a “UIT”), were not provided with future fund relief.2 Applicants believe, however, that the Commission has not granted future fund relief in connection with prior UIT ETFs because fund sponsors have infrequently organized ETFs as UITs and, as a result, the Commission and its staff have not had occasion to address the related regulatory issues in any concerted fashion. Instead, as new UIT ETFs were brought to the market, the Staff has wanted to consider those new types of UIT ETFs and whether relief was appropriate.3

Applicants note in this regard that any Future Trust will operate as the Initial Trust. Accordingly, Applicants assert that the Commission and its staff will not need to consider whether exemptive relief for Future Trusts is appropriate because there will not be anything materially novel about such Future Trusts. Therefore, Applicants believe that granting Future Trust relief for such trusts would be appropriate and not in contravention of the interests of the public.

In addition, Applicants anticipate that the Sponsor would enter into license agreements with other unaffiliated entities sponsoring UIT ETFs that intend to launch a new trust operating as the Trust (such licensed sponsor and trust together, the “Future Applicants”).

Applicants further expect that Future Applicants would apply for a separate exemptive order that incorporates by reference all the terms and conditions of the requested order and any amendments thereto.4 Future applicants in similar situations have submitted relatively brief exemptive applications stating in effect that because the relief requested by the such future applicants was the same as certain of the relief granted by the Commission under an initial “reference order,” and because the proposed new investment adviser to the new fund had entered into a license agreement with the initial adviser, the new order would incorporate by reference the terms and conditions of the same relief as the reference order.5

Finally, Applicants request that if the Trust is reorganized under the laws of a state other than Delaware, such reorganization will not be deemed to disqualify the Trust from being able to continue to rely on the Order.6 Applicants state that the Trust after any such reorganization will be substantially similar in all material respects to the Trust prior to any such reorganization.

[2]	See Exchange-Traded Funds, Investment Company Act Release No. 33646 (Sept. 25, 2019) (“Exchange-Traded Funds Adopting Release”), at n.42 (stating that “[u]nlike the exemptive relief we have granted to certain ETFs organized as open-end funds …, the relief we have granted to ETFs organized as UITs does not provide relief for future ETFs formed pursuant to the same order”) (citation omitted).
[3]	Cf. Exchange-Traded Funds, Investment Company Act Release No. 28193 (Mar. 11, 2008) at n.45 and accompanying text (stating that the Commission had not received an exemptive application for a new ETF organized as a UIT since 2002); Exchange-Traded Funds Adopting Release, supra n.2. at 43 (stating that the Commission had received very few exemptive applications involving UITs since 2002, and no new UIT ETFs had come to market since that time).
[4]	See Precidian ETFs Trust, et al., Investment Company Act Release Nos. 33440 (April 8, 2019) (notice) and 33477 (May 20, 2019) (order) and related exemptive application (the “Precidian Application”).
[5]	See, e.g., the Advisors’ Inner Circle Fund, et al., Investment Company Act Release Nos. 34244 (April 13, 2021) and 34268 (May 11, 2021) (referring to the Precidian Application, supra n.4, as the “reference order”).
[6]	For example, the SPDR S&P 500 ETF Trust (“SPDR Trust”) and the Invesco PowerShares QQQ Trust (formerly known as the PowerShares QQQ Trust, Series 1, and before that, the “NASDAQ-100 Index Trust, Series 1”) (“Invesco QQQ Trust”) (discussed below) are organized under the laws of the State of New York.

B.                 Comparability of Relief Sought to Prior Relief Granted by the Commission

Applicants seek relief substantially similar to the relief granted by the Commission to certain other ETFs organized as UITs.7 Moreover, the relief that Applicants request with respect to Sections 2(a)(32), 4(2), 22(d) of the Act and Rule 22c-1 thereunder is substantially similar to the relief provided by Rule 6c-11 under the Act to certain ETFs organized as open-end management investment companies and to the relief granted to many ETFs that obtained such relief before the adoption of Rule 6c-11.8

[7]	Some of the first ETFs on the marketplace, such as the SPDR Trust and the Invesco QQQ Trust, were structured as UITs and received substantially similar exemptions to those that the Applicants are requesting herein. See SPDR Trust, Series 1, Investment Company Act Release Nos. 18959 (Sept. 17, 1992) (notice) and 19055 (Oct. 26, 1992) (order); Diamonds Trust, Investment Company Act Release Nos. 22927 (Dec. 5, 1997 (notice) and 22979 (Dec. 30, 1997) (order); Nasdaq-100 Trust, Series 1, Investment Company Act Release Nos. 23668 (Jan. 27, 1999) (notice) and 23702 (Feb. 22, 1999) (order); BLDRS Index Funds Trust, Investment Company Act Release Nos. 25772 (Oct. 17, 2002) (notice) (“BLDRs Notice”) and 25797 (Nov. 8, 2002) (order). Two additional exemptive applications relating to ETFs organized as UITs were filed in 2007, but those applications were occasioned by the transfer of the sponsorship of those ETFs from Nasdaq Financial Products Services, Inc. to PowerShares Capital Management, LLC, and did not result in new ETFs. See BLDRS Index Funds Trust, Investment Company Act Release Nos. 27745 (Feb. 28, 2007) (notice) and 27768 (Mar. 21, 2007) (order); NASDAQ-100 Trust, Series 1, Investment Company Act Release No. 27740 (Feb. 27, 2007) (notice) and 27753 (Mar. 20, 2007) (order). Applicants note in this regard that prior UIT ETFs have requested and obtained relief from Sections 17(a) and 17(b) of the Act to permit certain “authorized participants” that are contractually authorized to engage directly with an ETF in “in-kind” purchase and sales transactions. The Trust is not requesting an exemption from Sections 17(a) or (b) because all purchases and sales of the Lifetime Income ETF’s Shares involving authorized participants will be transacted through cash payments.
8	The following are some exemptive proceedings for index-based ETFs, which the Applicants believe are similar to the Lifetime Income ETF: Redwood Investment, LLC and Two Roads Shared Trust Release No. 33076A (April 26, 2018) (notice) and 33100 (May 21, 2018)(order); EntrepreneurShares Series Trust, et al., Investment Company Act Release Nos. 32847 (October 3, 2017) (notice) and 32887 (October 30, 2017) (order); Advisors Asset Management, Inc. and AAM ETF Trust, Investment Company Act Release Nos. 32063 (Mar. 31, 2016) (notice) and 32096 (Apr. 26, 2016) (order); FactorShares Trust, et al., Investment Company Act Release Nos. 32062 (Mar. 30, 2016) (notice) and 32098 (Apr. 26, 2016) (order); Charles Schwab Investment Management, Inc., et al., Investment Company Act Release Nos. 32014 (Feb. 29, 2016) (notice) and 32052 (Mar. 25, 2016) (order); Innovator Management LLC, et al., Investment Company Act Release Nos. 31996 (Feb. 12, 2016) (notice) and 32026 (Mar. 9, 2016) (order); PowerShares Exchange-Traded Self-Indexed Fund Trust, et al., Investment Company Act Release Nos. 31995 (Feb. 11, 2016) (notice) and 32025 (Mar. 8, 2016) (order); Legg Mason Partners Fund Advisor, LLC, et al., Investment Company Act Release Nos. 31895 (Nov. 5, 2015) (notice) and 31920 (Dec. 1, 2015) (order); Good Hill Partners LP and Good Hill ETF Trust, Investment Company Act Release Nos. 31878 (Oct. 22, 2015) (notice) and 31904 (Nov. 17, 2015) (order); ARK ETF Trust, et al., Investment Company Act Release Nos. 31864 (Oct. 7, 2015) (notice) and 31889 (Nov. 2, 2015) (order); Goldman Sachs ETF Trust, et al., Investment Company Act Release Nos. 31328 (Jan. 26, 2014) (notice) and 31465 (Feb. 23, 2015) (order); Emerging Global Advisors, LLC, et al., Investment Company Act Release Nos. 30910 (Feb. 10, 2014) (notice) and 30975 (Mar. 7, 2014) (order); VTL Associates, LLC, et al., Investment Company Act Release Nos. 30763 (Oct. 24, 2013) (notice) and 30789 (Nov. 19, 2013) (order); Guggenheim Funds Investment Advisors, LLC, et al., Investment Company Act Release Nos. 30560 (June 14, 2013) (notice) and 30598 (July 10, 2013) (order); Sigma Investment Advisors, LLC, et al., Investment Company Act Release Nos. 30559 (June 14, 2013) (notice) and 30597 (July 10, 2013) (order); and Transparent Value Trust, et al., Investment Company Act Release Nos. 30558 (June 14, 2013) (notice) and 30596 (July 10, 2013) (order). See also Exchange-Traded Funds Adopting Release, supra n.2, at n.6 and accompanying text (stating that the Commission has granted over 300 exemptive orders to ETFs). Applicants note in this regard that they are not requesting relief from Section 22(e) of the Act that was provided by some prior open-end ETF exemptive orders because the Trust will not hold foreign investments that may take more than seven days to settle, and the Trust will not redeem Shares in Creation Units in in-kind transactions. More recently, the Commission has granted relief to certain actively-managed “non-transparent” or “semi-transparent” ETFs similar to that requested herein. See, e.g., Precidian ETFs Trust, et al., Investment Company Act Release Nos. 33440 (Apr. 8, 2019) (notice) and 33477 (May 20, 2019) (order).

No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

II.                BACKGROUND

A.                 General

The Trust is a Delaware statutory trust and will register with the Commission as a unit investment trust. The Trust is governed by a Declaration of Trust (as may be amended from time to time) dated as of October 1, 2024. This initial Declaration of Trust established the Trust and its key attributes and the respective rights and obligations of the trustee (“Trustee”) and the Sponsor. The Declaration of Trust provides that the Sponsor and the Trustee shall enter into an amended and restated declaration of trust and trust agreement to provide additional detail for the contemplated operation of the Trust and the issuance by the Trust of the Shares.9

The Trust is structured so that the Lifetime Income ETF (Sub-Trust 1 of the Trust) can offer the basic benefits as other exchange-traded funds in that it will issue Shares that will trade on a national stock market exchange in the same manner as conventional ETF shares. The Fund will issue Creation Units on a continuous offering basis for the first ten years following the initial offering of Shares. The size of a Creation Unit will be initially determined by the Sponsor, based on factors such as the estimated initial trading price per individual Share of the Fund, the size of Creation Units for other ETFs trading at that time, and the goal of maintaining a close bid-ask spread, as well as the Fund’s target audience.10 Applicants expect that the initial trading price per individual Share of the Fund will fall in the range of $10 to $25. Shares will not be individually redeemable. Only Shares assembled into Creation Units will be redeemable, but Creation Units will not be listed or traded. Applicants intend that the initial NAV per Share will be established at a level convenient for trading purposes.

Shares of the Lifetime Income ETF will be listed and traded individually on an Exchange. It is expected that one or more member firms of an Exchange will be designated to act as market makers and maintain a market for Shares trading on the Exchange. It is expected that one or more of the market makers on the Exchange on which Shares are primarily listed (“Listing Exchange”), also will register to make a market in Fund Shares listed on that Exchange.

[9]	References herein to Trustee include any corporate trustee that may replace the sole initial Trustee, who is an individual.
[10]	The size of a Creation Unit will be stated in the Lifetime Income ETF’s prospectus (“Prospectus”) and may be changed from time to time if the individual Share price of the Fund increases to such an extent that the Creation Unit price becomes unappealing to investors and arbitrageurs seeking to create or redeem.

In addition to the benefits of a conventional ETF that the Lifetime Income Fund will offer, the Fund will offer two unique features that Applicants believe investors will find very attractive.

First, the investment return on the Lifetime Income ETF Shares will be based on the performance of multiple registered index-linked annuity contracts (“RILAs” or “RILA contracts”). Because the Fund’s Shares will trade in the secondary markets, investors will have the ability to obtain RILA returns on an enhanced liquidity basis, i.e., at intra-day prices, as compared to RILAs that ordinarily are offered and sold by insurers (“Insurers”) on a subscription-way basis and priced only once a day.

Second, the Lifetime Income ETF is part of a program (“Program”) that will provide investors who are natural persons and either U.S. citizens or permanent residents (collectively, “Shareholders”) with the ability to pledge their Shares in return for specified levels of monthly lifetime income. Under the Program, Shareholders can activate this income feature and start receiving monthly income payments any day beginning five years after the initial listing date of the Shares, within certain age and duration limits.

Under the Program, pledged Shares will be redeemed in amounts sufficient to provide the monthly income payments, and once a Shareholder’s pledged Shares are fully redeemed monthly payments will be funded by guaranteed lifetime withdrawal benefits (“GLWBs”) available under the RILAs. Shareholders will continue to participate in the investment experience of the pledged Shares prior to their redemption. In addition, Shareholders will have the ability to cease receiving monthly income payments (or decide not to take them at all) by un-pledging any Shares that have not been redeemed simply by selling those Shares through their broker-dealer in the secondary market. Shareholders, therefore, will have the ability under the Program to receive and manage monthly lifetime income payments without purchasing an annuity.

B.                 The Sponsor

The Sponsor of the Trust is Audex, LLC. The Sponsor is a Delaware limited liability corporation formed to participate in the ETF marketplace, including engaging in ETF product development that is focused on providing guaranteed lifetime income to investors.

C.                 The Distributor

The Trust, on behalf of the Lifetime Income ETF, will enter into a distribution agreement with one or more distributors. Each distributor will be a broker-dealer registered under the Securities Exchange Act of 1934 and will act as distributor and principal underwriter (“Distributor”) of the Fund. Each Distributor will distribute Shares on an agency basis. Any Distributor will comply with the terms and conditions of this Application. A Distributor may be an affiliated person, or an affiliated person of an affiliated person, of the Sponsor and/or the Trustee.

D.                Lifetime Income Trust

The Lifetime Income Trust has three Sub-Trusts:

Sub-Trust 1. The Lifetime Income ETF is a sub-trust of the Trust.11 The Fund will function essentially like a conventional ETF. It will issue Shares redeemable in Creation Units only. Secondary market transactions in Shares will be effected at negotiated market prices on an Exchange rather than at NAV. The Fund also will offer certain additional features that are discussed below.

Sub-Trust 2. Sub-Trust 2 will facilitate the payment of monthly lifetime income payments to Shareholders who wish to activate income by pledging their Shares. Income payments will be funded by guaranteed lifetime withdrawal benefits provided under the RILA contract (“GLWB Interests”). This is first accomplished by the redemption of pledged Shares, which is part of the RILA contract’s guaranteed withdrawal phase. In the event all the Shares are redeemed then the Insurers will provide the monthly income payments to Sub-Trust 2 for the remainder of the shareholder’s life.

Sub-Trust 3. Sub-Trust 3 will acquire and maintain multiple RILA contracts and assign different economic rights thereunder to the Lifetime Income ETF (Sub-Trust 1) and to Sub-Trust 2. Sub-Trust 3 will assign the economic rights to the aggregate surrender value (“Surrender Value”) of the RILA contracts to the Lifetime ETF. As a result, the ETF’s investment experience will be based on the investment experience of the RILA contracts. Sub-Trust 3 will assign the economic rights to the GLWB Interests exclusively to Sub-Trust 2, which, together with pledged Shares that are redeemed for monthly income, will provide monthly lifetime income payments to Shareholders of the Lifetime Income ETF, as discussed further under “The Program,” below.

E.                 Capital Structure and Voting Rights; Book-Entry

Shareholders of the Lifetime Income ETF will have voting rights with respect to matters regarding the Fund consistent with the requirements of the Act, the rules promulgated thereunder, state law applicable to Delaware statutory trusts, and the Fund’s Declaration of Trust.

[11]	There is longstanding precedent for dividing the economic interests in a security into multiple components. For example, the first exchange-traded trust structure in the U.S. was the Americus Trust, which consisted of multiple series. Each trust series held shares of specific publicly-traded equity securities of an industrial issuer and issued units that were divided into two components called “PRIMEs” and “SCOREs.” The principal purpose of the Americus Trust series was to enable shareholders of major U. S. corporations to divide the capital appreciation aspects of common stock ownership from the right to vote and to receive dividends through the mechanism of the PRIME and SCORE components. See Americus Shareowner Service Corp., SEC Staff No-Action Letter (Feb. 12, 1977) and Issues Related to the Americus Trust Filings; Advance Notice of Possible Commission Action, Investment Company Act Release No. 13979 ((June 1, 1984). Another trust structure – the “SuperTrust” – was built on the Americus Trust concept several years later. The SuperTrust consisted of two separate trusts, the Index Trust and the Money Market Trust, each of which issued SuperUnits that were divisible into two categories of “SuperShares” (Appreciation SuperShares and Priority SuperShares in the case of Index Trust SuperUnits, and Protection SuperShares and Income and Residual SuperShares in the case of Money Market Trust SuperUnits). See In the Matter of the SuperTrust Trust for Capital Market Sub-Trust 1, Inc. Shares, Investment Company Act Release No. 17613 (July 25, 1990) (notice) and 17809 (Oct. 19, 1990) (order) (granting exemptions under Section 6(c) of the Act from Section 4(2), 22(c), and Rule 22c-1 thereunder, and Section 22(d) of the Act and an order under Sections 11(a) and 11(c) of the Act approving certain exchanges of shares).

Shares will be registered in book-entry form only. The Lifetime Income ETF will not issue individual Share certificates. The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (the “Depository” or “DTC”), or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares (owners of such beneficial interests referred to herein as “Beneficial Owners”) will be shown on the records of the Depository or Depository participants (“DTC Participants”). Beneficial Owners of Shares will exercise their rights in such securities indirectly through the Depository and DTC Participants. All references herein to owners or holders of such Shares reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the Depository and DTC Participants, except as otherwise specified. No Beneficial Owner will have the right to receive a certificate representing such Shares. Delivery of all notices, statements, shareholder reports and other communications from the Fund to its Beneficial Owners will be at the Fund’s or Sponsor’s expense through the customary practices and facilities of DTC and DTC Participants.

F.                 Investment Objective and Policies

The investment objective of the Lifetime Income ETF is to provide capital appreciation with downside protection and the opportunity for guaranteed life income. The Fund will seek to achieve its investment objective through Sub-Trust 3’s investment in RILA contracts, which will provide potential returns based on the S&P 500 index, downside protection, and the opportunity for guaranteed lifetime income.

G.                Creation and Redemption of Lifetime Income ETF Shares

Like other ETFs, the Lifetime Income ETF will not sell or redeem individual Shares. Instead, authorized participants that have contractual arrangements with the Fund (and/or the Distributor) will purchase and redeem Shares of the Fund in large blocks called Creation Units. Like most ETFs, the Fund will charge authorized participants a nominal creation/redemption fee.

Shares issued by the Fund will trade on a nationally recognized stock exchange, have intra-day values, and will be bought and sold in the same manner as publicly traded stocks. Investors may buy or sell Shares on the secondary market by placing buy or sell orders with their broker-dealers. There are no age restrictions on the purchase of Shares.

The Fund will only issue new Shares to authorized participants for the first ten years following the initial offering of shares. However, investors may purchase and sell Shares through their broker-dealers on the secondary market in perpetuity, as long as Shares continue to be eligible for exchange listing.

H.                Valuation of Shares of the Lifetime Income ETF

Shares of the Lifetime Income ETF will trade continuously on any day the Listing Exchange is open (a “Business Day”). Market makers will determine the intra-day price of the Fund on the Exchange.

The daily NAV of Shares of the Fund will be calculated in accordance with the pricing procedures disclosed in the Fund’s prospectus. These pricing procedures will be the same as those employed by other ETFs – the value of the Fund’s total net assets will be divided by the number of Fund Shares outstanding as of the end of each Business Day. The value of the Fund’s net assets will equal the sum of the aggregate Surrender Value of each RILA contract plus any cash held for cash management purposes.12 At the end of each Business Day (usually 4:00 p.m. Eastern Time), each Insurer will provide to Sub-Trust 3 the Surrender Value of each of its RILA contracts determined as of the close of that Business Day. The Surrender Value of each RILA contract will be calculated in accordance with the pricing procedures set forth in the respective RILA prospectus.13

I.                   Registration and Offering of Lifetime Income ETF Shares

The Trust will register the offering of the Lifetime Income ETF’s Shares with the Commission on Form S-6 under the Securities Act of 1933.14 The Trust will also register as a unit investment trust on Form N-8B-2 under the Act.

The sale of Shares of the Lifetime Income ETF in Creation Units will be halted after the end of the ten year period following the initial sale of Shares, but investors may continue to purchase and sell Shares through their broker-dealers in the secondary market throughout the Fund’s entire lifecycle. The Trust will be terminated after all Shareholders that have activated lifetime income are deceased. (Broker-dealers and custodians will be required to notify the Trust of Shareholder deaths on an ongoing basis.) The Fund will remain listed on an Exchange until the earlier of when the Trust terminates or when there is less than $2 million (or other applicable specified amount) remaining in the Fund.15 The redemption proceeds of any Shares remaining after the Fund delists will be returned to the remaining Shareholders.

J.                  Exchange Listing

The Shares of the Lifetime Income ETF will be listed on the Listing Exchange. As discussed, it is expected that one or more Exchange member firms will be designated by the Listing Exchange to act as market makers in Shares.  Shares of the Fund will be traded on an Exchange in a manner similar to that of other ETFs. As long as the Fund operates in reliance on the requested Order, Shares will be listed on a Listing Exchange.

12 RILA Surrender Values will equal the interim value of a particular RILA contract. Interim value amounts will reflect “contract adjustments,” as that term is used in Form N-4, which adjust account value upon withdrawals to reflect the current value of investments the Insurer has made to fund its obligations under the investment option. See infra n.13.

13 The majority of the assets backing RILA contracts will be held by Insurers in non-unitized separate accounts. RILA contracts are valued based upon the market value of corresponding separate account(s) and the formulaic valuation of the growth of the S&P 500 index accounts subject to a floor consistent with the Black-Scholes model.

14 The Trust expects that the Sponsor will organize a new Lifetime Income Trust and file a new registration statement with the Commission every five years. Each new trust will be operated in accordance with its respective governing instrument, each of which will be substantially similar to the Trust’s Declaration of Trust.

15 National stock exchanges require a minimum amount of an issuer’s shares to be outstanding for continued listing.

K.                 Sales of Shares

(a)	General

The Lifetime Income ETF is structured in a manner similar to other ETFs currently trading in the United States and therefore will offer, issue and sell Shares of the Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received. As discussed above, the NAV of the Fund is expected to be determined as of the close of the regular trading session on the Listing Exchange (ordinarily 4:00 p.m. Eastern Time) (“Closing Time”) on each day that the Listing Exchange is open.  The Fund will sell and redeem Creation Units only on a Business Day.

(b)	Purchase and Redemption of Creation Units

Shares may be purchased and redeemed in Creation Units for cash for the first ten years following the initial offering of Shares.  On any given Business Day, the cash amount of a Creation Unit will be the same for purchases and redemptions. Each Business Day, before the open of trading on the Listing Exchange, the Fund will cause to be published through the National Securities Clearing Corporation (“NSCC”) the amount of the Creation Unit for purchases and redemptions of Shares. The amount of a Creation Unit will apply until a new amount is announced on the following Business Day, and there will be no intra-day changes to the amount of the Creation Unit except to correct errors in the published amount.

(c)	Transaction Fees

Transaction expenses, including operational processing costs, will be incurred by the Lifetime Income ETF and such costs have the potential to dilute the interests of the Fund’s existing Shareholders.  Hence, the Fund will impose purchase or redemption transaction fees (“Transaction Fees”) in connection with effecting such purchases or redemptions of Creation Units.  Since the Transaction Fees are intended to defray the transaction expenses as well as to prevent possible shareholder dilution resulting from the purchase or redemption of Creation Units, the Transaction Fees will be borne only by such purchasers or redeemers.  Variations in the Transaction Fee may be imposed from time to time. Transaction Fees will be limited to amounts that have been determined by the Sponsor to be appropriate.

In addition to the transaction fee on redemptions discussed above, a charge will be deducted from the gross amount of proceeds that authorized participants will receive upon a redemption of a Creation Unit. This charge will enable the Trust to recoup certain “liquidity fees” that the Trust will pay to insurance companies issuing underlying RILA contracts in connection with their having to unwind portfolio positions to provide liquidity to pay for the corresponding redemption of Creation Units.

(d)	Purchase of Creation Units; General

All orders to purchase Shares of the Lifetime Income ETF in Creation Units must be placed with the Distributor by or through an authorized participant that is either: (1) a “Participating Party,” i.e., a broker or other participant in the Continuous Net Settlement (“CNS”) System of the NSCC, a clearing agency registered with the Commission, or (2) a participant in DTC, which, in either case, has signed a “Participant Agreement” with the Distributor.  An authorized participant is not required to be a member of an Exchange.

The Distributor will be responsible for transmitting the orders to the Lifetime Income ETF and will furnish to those placing such orders confirmation that the orders have been accepted, but the Distributor may reject any order which is not submitted in proper form.  Subsequent to the acceptance of an order to purchase Shares in Creation Units, upon delivery of the requisite cash, the Distributor will instruct the Fund to initiate “delivery” of the appropriate number of Shares of the Fund to the book-entry account specified by the entity placing the order.  The Distributor also will be responsible for delivering the Fund’s Prospectus to those persons purchasing Shares in Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.  In addition, the Distributor will maintain a record of the instructions given to the Fund to implement the delivery of its Shares.

(e)	Placement and Acceptance of Creation Unit Purchase Orders

All orders to purchase Creation Units must be received by the Distributor no later than the order cut-off time designated as such in the Participant Agreement on the relevant Business Day, in each case on the date such order is placed (“Transmittal Date”) in order for creation of Creation Units to be effected based on the NAV of the Lifetime Income ETF as determined on such date.

Subject to the conditions that (i) a properly completed irrevocable purchase order has been submitted by the authorized participant (either on its own or another investor’s behalf) not later than the Closing Time on the Transmittal Date, and (ii) arrangements satisfactory to the Fund are in place for payment of the cash amount due, the Fund will accept the order, subject to its right (and the right of the Distributor, the Sponsor and the Trustee) to reject any order not submitted in proper form. A Creation Unit of the Fund will not be issued until the payment of the cash amount of the Creation Unit has been completed.

(f)	Rejection of Creation Unit Purchase Orders

As noted above, the Distributor may reject any order to purchase Creation Units for any reason, including if an order to purchase Shares is not submitted in proper form.  In addition, the Lifetime Income ETF may reject a purchase order transmitted to it by the Distributor, if:

1.	an order to purchase Creation Units is received by the Fund after the initial ten year period following the initial issuance of Shares;

2.	One or more Insurers are not accepting additional RILA premium payments and, as a result, net orders to purchase cannot be effected;

3.	the acceptance of the purchase order would have certain adverse tax consequences;

4.	the acceptance of the purchase order would, in the opinion of the Fund, be unlawful, as in the case of a purchaser who was banned from trading in securities;

5.	the acceptance of the purchase order would otherwise, in the discretion of the Fund, the Sponsor or the Trustee, have an adverse effect on the Fund or on the rights of the Fund’s Shareholders; or

6.	there exist circumstances outside the control of the Fund that make it impossible to process purchases of Creation Units of Shares for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outage resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Fund, the Sponsor, the Trustee, the transfer agent, the custodian, the Distributor, DTC, NSCC or any other participant in the purchase process; and similar extraordinary events.

L.                 Pricing

The price of Shares trading on an Exchange will be based on a current bid/offer market.  The price of Shares, like the price of all traded securities, will be subject to factors such as supply and demand, as well as the current value of the RILA contracts held by Sub-Trust 3.  In addition, Shares are available for purchase or sale on an intra-day basis on an Exchange and do not have a fixed relationship to the previous day’s NAV or the current day’s NAV.  Prices on an Exchange therefore may be below, at, or above the most recently calculated NAV of such Shares.  No secondary sales will be made to Brokers at a concession by the Distributor or by the Fund. Transactions involving the sale of Shares on an Exchange will be subject to customary brokerage commissions and charges.

M.               Redemption of Shares

Shareholders of Shares of the Lifetime Income ETF may sell their Shares in the secondary market, but must accumulate enough Shares to constitute a Creation Unit in order to redeem through the Fund. Redemption requests relating to Shares must be placed by or through an authorized participant.  Creation Units will be redeemable at their NAV per Creation Unit next determined after receipt of a request for redemption by the Fund.

Consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act.

Redemption of Shares in Creation Units will be subject to a Transaction Fee imposed in the same amount and manner as the Transaction Fee incurred in purchasing such Shares. As discussed, redeeming Shareholders are charged a Transaction Fee to offset the Lifetime Income ETF’s operational processing costs and other similar costs incurred in transferring the cash amount from its account to the account of the redeeming Shareholder. Transaction Fees will be assessed in the same manner as the Transaction Fee incurred in purchasing Creation Units.

N.                Shareholder Transaction and Distribution Expenses

No sales charges for purchases of Creation Units of the Lifetime Income ETF are contemplated.  As indicated above, the Fund will charge a Transaction Fee only to those investors purchasing and redeeming Shares in Creation Units.  Investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions, fees and expenses.

O.                Availability of Information Regarding Shares

Before commencement of trading on the Exchange on each Business Day, the aggregate Surrender Value of the RILA contracts held by Sub-Trust 3 that will form the basis for the calculation of the Lifetime Income ETF’s NAV at the end of the Business Day will be made available on its website (the “Website”).  The information provided on the Website will be formatted to be user-friendly. The Website will be publicly available at no charge prior to the public offering of Shares.

The Website will publish the current version of the Prospectus.  The Website also will disclose, on a per Share basis for the Fund, the prior Business Day’s NAV, the market closing price or the Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV. In addition, before commencement of trading of Shares on the Listing Exchange on each Business Day, specific RILA contract terms and attributes that will form the basis for the calculation of the Lifetime Income ETF’s NAV at the end of the Business Day will be published, including:

•	Participation rates of the S&P index strategies
•	The index strategy anniversary dates
•	The identities and quantities of the securities held within the RILA’s separate account
•	The end of day valuation of the RILA contracts

Information regarding market prices and volume of Shares will be broadly available on a real time basis throughout the trading day.  In addition, Applicants expect, given the history of other ETFs, that Shares will be followed closely by stock market and ETF professionals as well as investment advisers, who will offer their analysis of why investors should purchase, hold, sell or avoid Shares.  In conclusion, Exchange listing of Shares should help ensure that there is a substantial amount of raw data available, and that such data is packaged, analyzed and widely disseminated to the investing public.

In addition, the Exchange or a major market data provider will disseminate, every fifteen seconds during the regular trading day, an indicative optimized portfolio value (“IOPV”) relating to the Shares. The IOPV calculations will be estimates of the Shares’ net asset value. Premiums and discounts between the IOPV and the market price may occur. This should not be viewed as a “real-time” update of the net asset value per Fund Share.

The IOPV will be based on the indicative interim Surrender Value of the RILA contracts and/or cash held by the Fund through Sub-Trust 3.16 The IOPV will not necessarily reflect the precise composition of the Fund’s actual holdings at a particular point in time. Moreover, the indicative interim Surrender Value of the RILA contracts will be determined by using a RILA contract’s interim Surrender Value based upon current market quotations and/or price quotations obtained from broker-dealers and other market intermediaries and valuations based on current market rates.

The IOPV may not be calculated in the same manner as the NAV, which (i) will be computed only once a day, (ii) unlike the calculation of the IOPV, will take into account Fund expenses, and (iii) may be subject, in accordance with the requirements of the Act, to fair valuation at different prices than those used in the calculations of the IOPV. Because the IOPV price will be based on the indicative interim Surrender Value and closing Surrender Value from the RILA contracts, it may not reflect events that occur subsequent to the market’s close. Therefore, the IOPV may not reflect the best possible valuation of the Shares. Neither the Fund nor the Sponsor or any of their affiliates will be involved in, or responsible for, the calculation or dissemination of such IOPVs and make no warranty as to their accuracy.

P.                 Public Representations

Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Lifetime Income ETF and a traditional “open-end investment company” or “mutual fund.” The Fund will not be advertised or marketed or otherwise “held out” as a traditional mutual fund.  Instead, the Fund will be marketed as an “ETF.” To that end, the designation of the Fund in all marketing materials will be limited to the terms “ETF,” “investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Fund with traditional mutual funds. All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares traded on an Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable and will disclose that investors may acquire those Shares from the Fund, or tender such Shares for redemption to the Fund, in Creation Units only. The same approach will be followed in connection with investor educational materials issued or circulated in connection with the Shares.

The primary disclosure document with respect to the Shares will be the Fund’s Prospectus.  As with all investment company securities, the purchase of Shares in Creation Units will be accompanied or preceded by the Prospectus. The Fund will provide copies of its annual and semi-annual shareholder reports to DTC participants for distribution to Shareholders.

[16]	As discussed above, Sub-Trust 3 will assign the economic rights to the aggregate Surrender Value of the RILA contracts to the Lifetime ETF.

Q.                Procedure by Which Shares Will Reach Investors; Disclosure Documents

Applicants expect that Creation Units will be purchased primarily by market makers that, acting in their roles to provide a fair and orderly secondary market for Shares, may from time to time find it appropriate to purchase or redeem Creation Units in connection with their market-making activities.Superscript Space Fixing 17 In this regard, it is expected that market makers and additional institutional liquidity providers including arbitrage traders will be able to provide competitive secondary market bid and offer liquidity for the Fund centered around the Fund’s NAV, which is in turn based upon the valuation of the RILA contracts. Those market participants currently have access to fixed income and S&P 500 hedging strategies that will allow them to rely on the cash creation/redemption process in the event they need to manage their inventory of the Fund’s shares.

The Distributor will coordinate the production and distribution of distribution-related materials to broker-dealers, including Fund Prospectuses.18 Broker-dealer firms will be able to order in advance their anticipated quantities of such materials from the Distributor.

III.             THE PROGRAM

The Lifetime Income Trust Program will operate in accordance with the Trust’s Declaration of Trust, the Prospectus, and a multifaceted middleware program. The Trust, through Sub-Trust 3, will invest only in RILA contracts that are issued by one or more Insurers in accordance with predetermined parameters. The Trust may also hold cash for incidental purposes.

The Program will involve the three Sub-Trusts described above. The following section of the Application discusses the mechanics, including cash flow, of various transactions involving the different Sub-Trusts, as well as detail on the activation of income, how income payments are tracked, the RILA contracts, and fees and expenses.

A.                 Sale of Shares in Creation Units

As discussed above, the Lifetime Income ETF (Sub-Trust 1) will sell Creation Units of Shares of the Fund to financial institutions acting as authorized participants. The proceeds of such sales will be contractually assigned to Sub-Trust 3. Sub-Trust 3 will use the cash received from the sale of Creation Units to purchase units of RILA contracts. Sub-Trust 3 will hold the RILA contracts. Different economic interests in the RILA contracts will be contractually assigned to the Fund and Sub-Trust 2, as described above.

[17]	The Fund is authorized to sell Creation Units only to authorized participants. Some authorized participants are also market makers and will purchase Creation Units in that capacity. Other authorized participants that do not serve as market makers may clear purchases of Creation Units for market makers.

[18]	The Fund will update its registration statement in order to maintain a current Prospectus as required under applicable law.

B.                 Redemption of Shares in Creation Units

As discussed above, authorized participants that purchase enough Shares in the secondary market to aggregate a Creation Unit of Shares may redeem those Shares with the Lifetime Income ETF. To pay the authorized participant for the redemption of the redemption basket, a corresponding amount of Surrender Value of underlying RILA contracts will be withdrawn and the cash proceeds from that withdrawal will be contractually assigned to the Fund, which will use such cash to purchase the Creation Unit redeemed by the authorized participant.19

C.                 Activating Lifetime Income

Lifetime Income ETF Shareholders may activate monthly lifetime income on any day after the first five years following the Fund’s initial issuance of Shares, within certain age and duration limits. A Shareholder can receive a certain level of lifetime guaranteed income by pledging a corresponding amount of Shares. The pledged Shares will remain in the Shareholder’s brokerage account until redeemed to pay for monthly income or sold by the Shareholder in the secondary market.

D.                Income Reference Units (IRUs)

A Shareholder can activate income on all or a portion of their Lifetime Income ETF Shares. The income will be tied to specific Shares based on a First In First Out convention. Thus, the first Fund Shares purchased will be the first Shares pledged for income and the last Shares purchased will be the last Shares pledged for income. The per Share income amount will be different for each such Share lot.

In considering whether to pledge Shares, a Shareholder will be able request an income quote at any time through a digital middleware system, currently referred to as “LifeDX” (“LifeDX”). Shareholders who thereafter decide to activate income must place a request through their financial professional. Such a request must ultimately be submitted through a broker-dealer (or the Fund’s custodian, as the case may be) that is connected to LifeDX (or the actual name of the technology that the trustee administers). The Shareholder cannot activate income directly. In addition, the executing broker-dealer (or the Fund’s custodian, as the case may be) will be required to submit to LifeDX the age of the Shareholder’s share lot that is being pledged, as well as the Shareholder’s age and single/joint status.

At each income activation event, a Shareholder will be issued corresponding IRUs. IRUs are unlisted shares issued by Sub-Trust 2 that correspond to a Shareholder’s level of guaranteed lifetime income payments. The asset value of each IRU will be zero, and in that regard an IRU will serve simply to represent units of guaranteed income. While IRUs will not be listed or traded, IRUs will receive a CUSIP number to facilitate communication with a Shareholder’s broker-dealer.20 IRUs will be NSCC/DTCC settled like other unlisted funds, except that as noted above IRUs will have a zero-face value.

[19]	As discussed below, a liquidity fee will be deducted from the gross amount of redemption proceeds before payment of the net proceeds to an authorized participant.

[20]	IRUs will be held by the Shareholder’s broker-dealer or custodian as Shares are.

By way of example, if a Lifetime Income ETF Shareholder activates income by pledging his or her Shares and is issued and owns 1,000 IRUs, that Shareholder will receive annual income payments equal to $1,000 that is prorated and distributed monthly. IRUs are static once issued. They will only change upon three events:

Sale of Pledged Shares. If an IRU holder sells his or her pledged Shares on the secondary market through their broker-dealer. This will force a cancellation of corresponding IRUs.

Death of a Shareholder. If a Shareholder dies (or upon the second death if there is joint ownership), all corresponding IRUs will be cancelled, thus terminating lifetime income. Any remaining pledged Shares will be “un-pledged” in LifeDX and will remain in the estate’s brokerage account until they are transferred or liquidated in the secondary market.

Termination of ETF. Upon the death of all Shareholders who have activated income, or if the Shares no longer meet listing standards, the Lifetime Income ETF will be terminated. Any income obligations to any remaining Shareholders who have pledged Shares will be fulfilled by exchanging any remaining pledged Shares for a single premium deferred annuity, or “SPIA,” issued by an insurance company, providing the same amount of income.

E.                 Payment Process for Monthly Income Payments

As discussed above, Lifetime Income ETF Shareholders may activate monthly lifetime income by pledging a certain amount of Fund Shares. Each month, a sufficient amount of pledged Shares will be redeemed at NAV to provide monthly income payments to Shareholders. These redemptions do not occur on an Exchange; rather, they take place in off-exchange transactions between the Trust and broker-dealers or custodians, as the case may be.

Each month (annual or quarterly income payments are not permitted) lifetime income amounts will be paid from the IRU shares to the Shareholder’s brokerage account. This income obligation, documented by IRU ownership, is tied to specific pledged Fund Shares, potentially across multiple Share lots.

As discussed above, for each monthly income payment, the same dollar amount of pledged Fund Shares will be redeemed and the income amount will be paid to the Shareholder. The redemption order for these Shares is processed in accordance with a “First-In First-Out” convention. The income payment is processed after market close based on end of day RILA values (discussed below). Accordingly, the redemption of the Fund Shares will occur at their NAV.

Once a Shareholder’s pledged Shares are totally redeemed, Sub-Trust 2 will continue to make income payments for the rest of the Shareholder’s life (or joint lives, as the case may be). These payments can continue because each RILA contract will have a GLWB feature that will provide guaranteed lifetime income payments in addition to upside appreciation potential and downside protection. RILA GLWB features guarantee that if predetermined income payments are taken, and the Surrender Value of the RILA contract supporting those payments is depleted while the Shareholder is still living, the issuing insurance company will continue paying lifetime income payments out of its general account assets.

F.                 RILA Contracts

A RILA is one of several types of annuity contracts offered by insurance companies. A RILA investor’s gains or losses are based on whether a selected benchmark, typically an index, goes up or down over a set period of time. RILAs also have a “bounded return structure,” meaning that they will usually limit an investor’s losses through a “buffer” or “floor” when the index goes down, but at the cost of limiting that investor’s gains when the index goes up, through the application of a “participation rate” or “cap rate.” It is expected that RILA contracts in which Insurers will invest in connection with the Lifetime Income ETF will have a 100% floor (as opposed to a buffer) and a formulaic participation rate (as opposed to a cap rate). The RILA contracts’ separate accounts will hold fixed income securities and other assets that are expected to follow a defined maturity investment strategy that will eventually glide to a shorter dated maturity portfolio after the tenth year after the initial offering of the Shares.

G.                Fees, Expenses and Adjustments

The following fees, charges and adjustments are associated with the Program.

Creation/Redemption Transaction Fee. As is customary for ETFs, the Lifetime Income ETF will charge authorized participants a nominal creation/redemption transaction fee.

Administrative Charge. An administrative charge will be assessed against a Shareholder’s monthly income payments (if any). The amount of this charge will be set at the creation of a new Lifetime Income Trust.

This charge will have two sources. First, with respect to pledged Shares, the charge will be embedded in the calculation of the amount of income that Shareholders will be quoted and that Shareholders will receive if they activate income. The second source is a deduction from GLWB income payments from the insurance companies issuing the RILA contracts. Proceeds from the administrative charge will be used to pay the Lifetime Income ETF’s operational expenses, including a trustee and sponsor fee, index license fee, internal and external administrative expenses, and legal and audit expenses.

Trustee Fee. The RILA contracts that are held by Sub-Trust 3 will have an explicit asset-based fee that is accrued daily and paid periodically to the Trustee.

Liquidity Fee. The Trust will pay Insurers a rules-based redemption liquidity fee to help manage unwinding the Insurers’ fixed income holdings supporting their RILA contracts. The Trust will recoup those fees from a deduction from the gross amount payable to authorized participants when they redeem Creation Units.

IV.             EXEMPTIVE RELIEF REQUESTED

Applicants seek an Order from the Commission permitting (1) the Lifetime Income ETF (Sub-Trust 1) to issue Shares redeemable in Creation Units only; (2) secondary market transactions in Shares to be effected at negotiated market prices rather than at the current offering prices; (3) Sub-Trust 2 to issue IRUs that are redeemable only upon the death of a Shareholder or upon the Shareholder’s selling pledged Shares; (4) the payment by the Trust of certain fees, charges and deductions; and (5) Sub-Trust 3 to invest in RILA contracts that are not “eligible trust securities” as defined in Rule 14a-3(b) under the Act.

The relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act: “if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of. . . [the Act].”

Applicants believe that an investment in the Lifetime Income ETF will afford significant benefits in the public interest. The offering of Shares of the Fund will provide two unique features that the Sponsor believes investors will find very attractive and beneficial. First, the investment return on the Fund’s Shares will be based on the performance of registered index-linked annuity contracts, or RILAs. The use of multiple competing insurance companies is expected to enhance lifetime income payments. Because Shares will trade in the secondary markets, investors will have the ability to obtain RILA returns with downside protection on an enhanced liquidity basis, i.e., at intra-day prices, as compared to RILAs that ordinarily are offered and sold by insurers on a subscription-way basis and priced only once a day and under which a surrender charge may be imposed.

Second, the Lifetime Income ETF will be offered as part of the Program that will provide investors with the ability to pledge their Shares in return for specified levels of monthly lifetime income. Under the Program, Shareholders can start receiving monthly income payments, i.e., “activate” income, any day beginning five years after the initial offering of the Shares, within certain age and duration limits. Under the Program, pledged Shares will be redeemed in amounts sufficient to provide the monthly income payments, and once they are fully redeemed the monthly payments will be funded by guaranteed lifetime withdrawal benefits, or GLWBs, available under the RILAs. Shareholders will continue to participate in the investment experience of the pledged Shares prior to their redemption. In addition, Shareholders will have the ability to cease receiving monthly income payments by un-pledging any Shares that have not been redeemed by simply selling the remainder of their pledged Shares in the secondary market. Shareholders, therefore, will have the ability under the Program to receive and manage monthly lifetime income payments without purchasing an annuity contract.

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests from those provisions of the Investment Company Act that inhibit competitive development of new products and new markets offered and sold in or from the United States.”21 The Shares proposed to be offered would provide to investors a new and innovative exchange-traded investment company product permitting investors to purchase Shares to save for retirement, sell such Shares if necessary or desirable, and use assets accumulated under the product to provide guaranteed lifetime income.

21 See Request for Comments on Reform of the Regulation of Investment Companies, Investment Company Act Release No. 17534 (1990).

V.                LEGAL ANALYSIS

A.                 Exemption from the Provisions of Sections 4(2) and 2(a)(32)

Section 4(2) of the 1940 Act defines a unit investment trust as an investment company which (A) is organized under a trust indenture, contract of custodianship or agency, or similar instrument, (B) does not have a board of directors, and (C) issues only redeemable securities, each of which represents an undivided interest in a unit of specified securities. Section 2(a)(32) defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon presentation to the issuer, is entitled to receive approximately a proportionate share of the issuer’s current net assets, or the cash equivalent thereof.

Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security and, consequently, the Lifetime Income ETF could be viewed as satisfying the definitional requirement of a unit investment trust offering for sale a redeemable security of which it is the issuer. Shares are securities “under the terms of which” an owner may receive his proportionate share of the Fund’s current net assets; the unusual aspect of such Shares is that their terms provide for such a right to redemption only when such individual Shares are aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit.

Because the redeemable Creation Units of the Fund can be unbundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or a “unit investment trust” under the Act would be met if such individual Shares are viewed as non-redeemable securities.22 In light of this possible analysis, Applicants request an order to permit the Fund to register as a unit investment trust and issue individual Shares that are redeemable only in Creation Units as described herein.

22 Additionally, Lifetime Income ETF Shares that have been pledged by a Shareholder and are redeemed to provide monthly income could be viewed as non-redeemable securities. Under these circumstances, Pledged Shares are not redeemable by a Shareholder. Additionally, Shares may not be pledged and subsequently redeemed to provide monthly income payments until the shareholder has held the Shares for at least five years after the listing date of the Fund. Finally, when pledged Shares are so redeemed, a Shareholder does not receive a proportionate share of the Fund’s assets or cash equivalent thereof; the Shareholder receives monthly lifetime income payments that are calculated based on certain formulaic, actuarially-based monthly payments. Applicants do not believe that these aspects of the monthly income payment process, that is, the redemption of pledged Shares, should be viewed as altering the fundamental right of a Shareholder to redeem pledged shares in the secondary market through their broker-dealer. In this instance, the Shareholder will receive the proceeds of that sale notwithstanding that corresponding IRUs will be cancelled.

Creation Units will always be redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Units for redemption. Moreover, listing and trading on an Exchange will afford all holders of Shares the benefit of intra-day liquidity. Because Creation Units may always be purchased and redeemed at NAV (less certain transactional expenses), the price of Creation Units on the secondary market and the price of the individual Shares of a Creation Unit, taken together, should not vary materially from the NAV of a Creation Unit.

Moreover, Applicants believe that the existence of Shares does not appear to thwart the purposes of any other provision of the Act that, but for the exemption requested herein with respect to Sections 2(a)(32) and 4(2), would be applicable to the Fund.

Applicants believe that permitting the Fund to register as a unit investment trust and issue redeemable Creation Units of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and, accordingly, Applicants hereby request that an order of exemption be granted.23

B.                 Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act provides in part, that:

“no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus . . .”

Rule 22c-1 provides that:

“no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.”

23 Applicants note that they are not requesting an exemption from the second clause of subsection (3) of Section 4(2), which requires UIT securities to represent an undivided interest in a unit of “specified securities.” Applicants believe that the RILA contracts in which Sub-Trust 3 will invest constitute a “unit of specified securities.” Applicants believe that this position is supported by footnote 44 of the Exchange-Traded Funds Adopting Release, supra n.2, which notes that UIT ETFs seek to track the performance of an index by investing in the component securities of an index in the same approximate proportions as in the index (i.e., “replicating” the index) rather than acquiring a subset of the underlying index’s component securities or other financial instruments that the ETF’s adviser believes will help the ETF track the underlying index (i.e., “sampling” the index). Sub-Trust 3, on the other hand, will invest in annuity contracts with substantially the same structure and functionality that will be specified in advance for all contracts.

Shares of the Lifetime Income ETF will be listed on the Listing Exchange and one or more designated market makers will maintain a market for such Shares. Secondary market transactions in Shares occurring on any Exchange will be effected at negotiated prices, not on the basis of NAV next calculated after receipt of any sale order.  Shares will trade on and away from the Listing Exchange at all times on the basis of current bid/offer prices. The purchase and sale of Shares of the Fund will not, therefore, be accomplished at an offering price described in the Fund’s Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.

Applicants believe that the concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing of Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.

The first two purposes - preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers - would not seem to be relevant issues for secondary trading by dealers in Shares of the Fund. Secondary market transactions in Shares would not cause dilution for owners of such Shares because such transactions do not directly involve underlying RILA contracts. Similarly, secondary market trading in Shares should not create discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation.

With respect to the third possible purpose of Section 22(d), Applicants believe that the proposed distribution system will be orderly. Anyone may sell or acquire Shares either by purchasing them on the Exchange or by creating one or more Creation Units; therefore, no broker-dealer should have an advantage over any other broker-dealer dealer in the sale of such Shares. Indeed, Applicants believe that the presence of the designated market makers will also help to provide an orderly market. In addition, secondary market transactions in Shares should generally occur at prices roughly equivalent to their NAV. For example, if the prices for Shares should fall below the proportionate NAV of the Lifetime Income ETF, institutional investors may accumulate enough individual Shares of the Fund to constitute a Creation Unit in order to redeem such Shares at NAV at a profit. Competitive forces such as these in the marketplace should thus ensure that the margin between NAV and the price for Shares in the secondary market remains narrow. Applicants believe that, to date, shares of most ETFs have consistently traded on, at, or very close to, their respective NAVs. Applicants believe that the trading experience of Shares should closely resemble that of shares of prior ETFs.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby request that an order of exemption under Section 6(c) be granted in respect of Section 22(d) and Rule 22c-1.24

C.                 Exemption from the Provisions of Section 26(a)(2)(C)

Section 26(a)(2)(C) of the 1940 Act requires, among other things, that the trust indenture of a UIT prohibit payments out of trust assets to a trust’s depositor and any affiliated person of the depositor, except payments for performing certain administrative services.25 To the extent that any of the fees, charges, or adjustments discussed above in Section III.G are paid from Trust assets by the Trustee to the Sponsor and do not qualify as certain limited administrative expenses, relief from Section 26(a)(2)(C) is hereby requested.

D.                Exemption from the Provisions of Section 14(a) and Rule 14a-3

Section 14(a) of the 1940 Act provides, in part, that no registered investment company may make an initial public offering of its securities unless it has a net worth of $100,000, or provision is made in connection with the registration of such securities that (i) firm agreements to purchase $100,000 worth of such securities will have been made by not more than 25 persons, and (ii) all proceeds, including sales loads, will be refunded to investors if the investment company has a net worth of less than $100,000 within 90 days after the effective date of the registration statement.

Rule 14a-3 under the Act provides an exemption from Section 14(a) for UITs that invest only in “eligible trust securities” and agree to certain investor safeguards, including the refund of any sales loads collected from investors. Applicants will comply in all respects with Rule 14a-3, except that it will not restrict its investment to eligible trust securities, which for the reasons discussed below do not include RILA contracts, and it will not refund the creation/redemption transaction fees paid by authorized participants.

Rule 14a-3 defines “eligible trust securities” as (1) securities (other than convertible securities) that are issued by a corporation and that have their interest or dividend rate fixed at the time of their issue (2) interest bearing obligations issued by a state, or by any agency, instrumentality, authority or political subdivision thereof; (3) Government agencies; and (4) units

24 Similar to the collateral issues discussed supra n.22, Applicants do not believe that the redemption of pledged Shares to provide monthly income payments should be viewed as impacting the fundamental question of whether providing relief under Section 22(d) and Rule 22c-1 is appropriate in connection with Shareholder sales of Shares in the secondary market.

25 The Commission has characterized the sponsor of ETFs organized as UITs as the “depositor.” See BLDRS Notice, supra note 7, at 7.

of a previously issued series of the trust. Applicants state that RILA contracts do not satisfy any of these alternative definitions of “eligible trust securities.”

The fact that the Trust will not invest in eligible trust securities, Applicants contend, does not negate the effectiveness of the other safeguards of Rule 14a-3 nor subject investors to greater risk of loss due to investment in an undercapitalized investment company. Applicants note in this regard that each Exchange has minimum initial and ongoing listing standards that are intended to protect investors from undercapitalized ETFs. Applicants further note that although initial listing capital requirements, such as a minimum number of shares outstanding, may be satisfied as a practical matter by obtaining the commitment of an authorized participant to purchase initial Creation Units in a private offering before the Lifetime Income ETF begins offering its shares to the public and thereby satisfy the requirements of Section 14(a)(3), the Trust does not wish to make an initial private offering. To the extent that Section 14a-3 is viewed as applying prior to the ETF’s selling its initial Creation Units to the initial authorized participant, Applicants seek relief from Section 14(a)(3) and Rule 14a-3 thereunder.

With respect to creation/redemption transaction fees, Applicants assert that this fee is not a sales load and is therefore not covered by the refund provision of Rule 14a-3. In any event, such transactions will be paid not by small retail investors, but by institutional and other sophisticated, well-capitalized investors who can afford the significant purchase price of a Creation Unit of Shares. Such investors are able to assume the risks, which will be disclosed in the Prospectus, of forfeiting the small additional amount represented by the creation/redemption transaction fee.

VI.             CONDITIONS

Applicants agree that any order of the Commission granting the requested Relief will be subject to the following conditions:

(a)	As long as the Lifetime Income ETF operates in reliance on the requested order, Shares of the Fund will be listed on an Exchange.

(b)	Neither the Trust nor the Lifetime Income ETF will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

(c)	The Lifetime Income ETF’s Website, which will be publicly accessible at no charge, will contain, on a per Share basis for the Fund, the prior Business Day’s NAV, the market closing price or the Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV. In addition, before commencement of trading of Shares on the Listing Exchange on each Business Day, specific RILA contract terms and attributes that will form the basis for the calculation of the Lifetime

Income ETF’s NAV at the end of the Business Day will be published, including:

•	Participation rates of the S&P index strategies
•	The index strategy anniversary dates
•	The holdings of the RILA’s separate account
•	The end of day valuation of the RILA contracts

(d)	The Website also will publish the current version of the Fund’s Prospectus. The Website will be publicly available at no charge prior to the public offering of shares.

VII.          NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this Application. All questions concerning this Application should be directed to the persons listed on the cover page of this Application.

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. David Rauch, sole initial trustee of the Trust, is authorized to sign on behalf of the Trust. David Rauch is authorized to sign and file this document on behalf of the Sponsor pursuant to the general authority vested in him as General Counsel of the Sponsor.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c) granting the Relief requested by this Application.

Dated as of: October 21, 2024

Lifetime Income Trust

By:	/s/ David Rauch
	Name:	David Rauch
	Title:	Initial Trustee

Audex, LLC

By:	/s/ David Rauch
	Name:	David Rauch
	Title:	General Counsel

Verifications

The undersigned states that (i) he has duly executed the attached Application for and on behalf of the Lifetime Income Trust; (ii) that he is the Sole Initial Trustee thereof; and (iii) that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Lifetime Income Trust

By:	/s/ David Rauch
Name: David Rauch
Initial Trustee
Dated as of October 21, 2024

The undersigned states that (i) he has duly executed the attached Application for and on behalf of Audex, LLC; (ii) that he is General Counsel thereof; and (iii) he is authorized to execute and file such instrument. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

Audex, LLC (Sponsor)

By:	/s/ David Rauch
Name: David Rauch General Counsel Dated as of October 21, 2024